April 8, 2020

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Corporación América Airports S.A. has made disclosures pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on April 8, 2020.

Respectfully submitted,

Corporación America Airports S.A.

By: /s/ Andrés Zenarruza__________

Name: Andrés Zenarruza

Title: Head of Legal

By: /s/ Raúl Guillermo Francos____

Name: Raúl Guillermo Francos

Title: Chief Financial Officer